JUNE 2, 2005

VIA EXPRESS MAIL AND FACSIMILE

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	OmniComm Systems, Inc.

Form 10-KSB for the Year Ended December 31, 2004

File No. 0-25203

Dear Mr. Gordon:

I am in receipt of your correspondence dated May 17, 2005 regarding the above captioned Form 10-KSB. Please find below our response to the comments included in that correspondence.

Response

Form 10-KSB for the Year Ended December 31, 2004

Financial Statements

Consolidated Statements of Operations

1.	We note that Interest Expense, net on the Statement of Operations was $938,639 in 2003 while Interest Expense, net was $138,757 per Management’s Discussion and Analysis. Also, the sum of total other expenses per the Statement of Operations for 2003 does not equal the sum of the individual components. Please advise and tell us the reasons for the significant reduction in interest expense, net from 2004 to 2003. In future filings revise to present interest income and interest expense separately.

Presented below is a Consolidated Statement of Operations for the Year Ended December 31, 2003 showing the reported and correct results of operations for the captioned period. The company inadvertently and incorrectly reported the results of operations for the year ended December 31 2002 for all expense categories except for Depreciation Expense when reporting the December 31, 2003 Consolidated Statements of Operations on its Form 10-KSB for the Year Ended December 31, 2004. The Total Other Expenses of $2,484,061 was reported correctly.

U.S. Securities and Exchange Commission

June 2, 2005

As discussed in the Management’s Discussion and Analysis Interest Expense increased from $138,757 for the Year Ended December 31, 2003 to $287,599 during the Year Ended December 31, 2004. A portion of the increase, $76,800, is attributable to a beneficial conversion that was provided to certain holders of Convertible Notes that the Company issued in fiscal 1998. This beneficial conversion lowered the conversion price into common stock of the Company from $1.25 per share to $0.25 per share. Interest Expense was imputed on the conversion and recorded during the Year Ended December 31, 2004.

Interest Income was $888 and $37 for the Year Ended December 31, 2004 and December 31, 2003. Management considered these amounts immaterial to the overall financial statement presentation and therefore netted interest expense and interest income for the periods presented. The Company will show interest expense and interest income on a gross basis for all future filings.

OMNICOMM SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003

	Corrected 2003	As Reported 2003
Revenues
Net sales	$884,929	$884,929
Other income	-0-	-0-

Total Revenues	884,929	884,929

Cost of sales	240,398	240,398

Gross margin	644,531	644,531

Other expenses

Salaries, benefits and related taxes	1,709,614	1,620,663
Rent & occupancy expenses	161,085	153,344
Consulting – medical advisory	(53,385)	139,423
Consulting – marketing sales	2,239	582
Legal and professional fees	142,387	178,214
Travel	47,903	34,548
Telephone and internet	53,313	82,421
Selling, general and administrative	137,181	224,844
Interest expense, net	138,757	938,639
Depreciation and amortization	144,967	144,967

Total other expenses	2,484,061	2,484,061

(Loss) before taxes and preferred dividends	(1,839,530)	(1,839,530)

Income tax expense (benefit)	-0-	-0-

Net income (loss)	(1,839,530)	(1,839,530)

Preferred stock dividends in arrears Series A Preferred	(205,364)	(205,364)
Preferred stock dividends in arrears Series B Preferred	(154,674)	(154,674)
Preferred stock dividends in arrears Series C Preferred	(265,925)	(265,925)
Preferred stock dividends – deemed dividends	(295,921)	(295,921)

Total preferred stock dividends	(921,884)	(921,884)

Net income (loss) attributable to common stockholders	$(2,761,414)	$(2,761,414)

Net (loss) per share	$(0.20)	$(0.20)

Weighted average number of shares outstanding	13,688,721	13,688,721

U.S. Securities and Exchange Commission

June 2, 2005

Notes to the Consolidated Financial Statements

Note 7: Notes Payable

2.	We note the existence of notes payable with origination dates in fiscal year 2004 totaling $2,103,619. Please tell us how this relates to the cash from financing activities on the Statement of Cash Flows disclosing proceeds from notes payable of $1,024,099. Please tell us why the amounts differ.

During the Year Ended December 31, 2004 the Company amended and restated notes payable with principal value of $1,079,520 by extending their maturity dates. Accordingly, these amounts did not affect cash and were therefore not included on Statements of Cash Flows for the Year Ended December 31, 2004 disclosing the Proceeds from Notes Payable

The Company proposes that more complete disclosure would be to include the principal amount of the amended notes payable within the Supplemental Disclosure of Cash Information section of its Consolidated Statements of Cash Flows. Presented below is a Consolidated Statement of Cash Flows for the Year Ended December 31, 2004 showing the reported and correct results of Supplemental Disclosure of Cash Flow Information for the captioned period.

OMNICOMM SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003

	For the years ended December 31, 2004
	Corrected	As Reported
Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Income tax	$-0-	$-0-

Interest	$2,475	$-0-

Non-cash Transactions
Treasury stock repurchase of stock for trade accounts receivable	$-0-	$-0-
Conversion of Series B Preferred Stock into common stock	$600,000	$600,000
Common stock issued in exchange for accrued interest	$64,173	$64,173
Common stock issued for services and in lieu of pay	$-0-	$-0-
Conversion of 10% Convertible Notes Payable into common stock	$-0-	$-0-
Conversion of 10% Convertible Notes Payable into shares of common stock	$120,000	$120,000
Amended notes payable – extended maturity date	$1,079,520	-0-

U.S. Securities and Exchange Commission

June 2, 2005

In connection with our response to the comments provided to the Company from the Securities and Exchange Commission in its correspondence dated May 17, 2005 the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB filed for the Year Ended December 31, 2004;

•	Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to file an amended Form 10-KSB once it receives confirmation that the SEC has no further comments. After reviewing the above please do not hesitate to contact me with any questions or comments you might have regarding our response at (954) 473-1254.

Sincerely,

/s/ Ronald T. Linares

Ronald T. Linares

Chief Accounting and Financial Officer

OmniComm Systems, Inc.